SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
CAPITALSOURCE INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Senior Convertible Debentures due 2034	Senior Subordinated Convertible Debentures due 2034
(Title of Class of Securities)	(Title of Class of Securities)

14055X AB 8	14055X AF 9
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)
Steven A. Museles
Chief Legal Officer
CapitalSource Inc.
4445 Willard Avenue, 12th Floor
Chevy Chase, MD 20815
(800) 370-9431
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
James E. Showen, Esq.
Kevin L. Vold, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, DC 20004
(202) 637-5600
CALCULATION OF FILING FEE

Transaction Valuation*: $118,502,000	Amount of Filing Fee**: $4,658

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Senior Convertible Debentures due 2034 (the “Senior Debentures”) and the Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 17, 2009, there was $26,620,000 in aggregate principal amount of Senior Debentures outstanding and $91,882,000 in aggregate principal amount of Senior Subordinated Debentures outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by CapitalSource Inc., a Delaware corporation (the “Company”), and relates to two separate offers by the Company to repurchase for cash any and all of its Senior Convertible Debentures due 2034 (the “Senior Debentures”) and Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures,” and, together with the Senior Debentures, the “Debentures”), upon the terms and subject to the conditions set forth in the applicable indenture (as described below), the Debentures and the Company Notice, dated February 17, 2009 (the “Company Notice”). The terms of the Debentures and each indenture governing the Debentures require that, at the option (the “Put Option”) of each holder of Debentures (each a “Holder”), all or a portion of the Debentures must be repurchased by the Company on the first business day following March 15, 2009.
     The Senior Debentures were issued under an Indenture, dated as of March 19, 2004, between the Company and U.S. Bank National Association, as trustee (“U.S. Bank”), and CapitalSource Finance LLC, as guarantor (the “Guarantor”), as supplemented by the First Supplemental Indenture, dated as of October 18, 2004, between the Company, the Guarantor and U.S. Bank (such indenture as so supplemented, the “Senior Indenture”), and the Senior Subordinated Debentures were issued under an Indenture, dated as of April 4, 2007 (together with the Senior Indenture, the “Indentures”), between the Company and Wells Fargo Bank, N.A., as trustee (“Wells Fargo”) and the Guarantor. U.S. Bank is acting as paying and conversion agent for the Senior Debentures, and Wells Fargo is acting as paying and conversion agent for the Senior Debentures.
     The Put Option will expire at 5:00 p.m., New York City time, on Monday, March 16, 2009.
     This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Debentures and is obligated to repurchase all Debentures properly surrendered by the holders under the terms and subject to the conditions set forth in the applicable Indenture and Debentures and the conditions set forth in the Company Notice, filed as Exhibit (a)(1)(A) to this Schedule TO-I. Under certain circumstances, the Debentures may be convertible into 49.1002 shares of the Company’s common stock per $1,000 principal amount of Debentures, subject to adjustment under certain circumstances specified in the Indentures. None of the Debentures is currently convertible into Common Stock.
     The Company maintains its registered and principal executive offices at 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815. The telephone number there is (301) 841-2700.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO-I.

Item 10.	Financial Statements
     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Debentures to the Company because (i) the consideration being offered to Holders of Debentures consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Debentures and (iv) the Company is a public reporting company that files reports electronically on EDGAR.
     (b) Not applicable.

Item 11.	Additional Information.
     (a) Not applicable.

     (b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Company Notice to Holders of the Debentures, dated February 17, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 19, 2004, by and among the Company, as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Finance LLC, as Guarantor, including the form of Senior Debenture (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 13, 2004, File No. 001-31753).

(d)(2)	First Supplemental Indenture, dated as of October 18, 2004, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the Company’s Amendment No. 2 to the Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on March 13, 2004, File No. 333-118744).

(d)(3)	Indenture, dated as of April 4, 2007, by and among the Company, as Issuer, Wells Fargo Bank, N.A., as Trustee, and CapitalSource Finance LLC, as Guarantor.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.
By:	/s/ Steven A. Museles
Steven A. Museles
Executive Vice President, Chief Legal Officer and Secretary

Dated: February 17, 2009

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of the Debentures, dated February 17, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of March 19, 2004, by and among the Company, as Issuer, U.S. Bank National Association, as Trustee, and CapitalSource Finance LLC, as Guarantor, including the form of Senior Debenture (incorporated by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 13, 2004, File No. 001-31753).

(d)(2)	First Supplemental Indenture, dated as of October 18, 2004, by and among the Company, as Issuer, CapitalSource Finance LLC, as Guarantor, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1.1 to the Company’s Amendment No. 2 to the Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on March 13, 2004, File No. 333-118744).

(d)(3)	Indenture, dated as of April 4, 2007, by and among the Company, as Issuer, Wells Fargo Bank, N.A., as Trustee, and CapitalSource Finance LLC, as Guarantor.

(g)	Not applicable.

(h)	Not applicable.

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